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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2008

Commission File Number: 0-30150

Buffalo Gold Ltd.

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(Translation of registrant's name into English)

24th Floor - 1111 W. Georgia Street, Vancouver, B.C. V6E 4M3

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Documents Included as Part of this Report

Exhibit No.	Document
1	News Release dated February 7, 2008

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 11, 2008	BUFFALO GOLD LTD. By: Damien Reynolds --------------------------------------- Name: Damien Reynolds, Title: Chairman of the Board

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24TH Floor - 1111 W. Georgia St. Vancouver, BC, Canada V6E 4M3 Phone: 604.685.5492 Fax: 604.685.2536 www.buffalogold.ca

Trading Symbol:

TSXV  – BUF.U

OTC\BB – BYBUF

FWB  – B4K

BUFFALO OUTLINES ACTIVITIES FOR 2008

Vancouver, B.C., February 7th, 2008 – Brian McEwen, President and CEO of Buffalo Gold Ltd. (TSX-V: BUF) is pleased to provide an overview of the Company’s current and planned activities for 2008.

Overall Corporate Goals

Buffalo’s corporate goals for 2008 include increasing the production at our Furtei mine project, further advancing our exploration projects and continuing to pursue new acquisitions and investment opportunities. Buffalo management believes that the Company is in a position to take advantage of the current high gold price environment by being a gold producer.  Therefore a strong focus in 2008 will be to get the Furtei mine operating efficiently and profitably.

Exploration will continue at the Mt. Kare project while other options for the 1.4 Million ounce resource* are considered at these high gold prices.

The Company believes that some level of blue sky exploration potential is important in building a well-rounded company with future resources and can be critical in enhancing shareholder value. As a result Buffalo has recently taken a significant position, approximately 22%, in AMI Resources (see Early Warning Report January 21, 2008.) AMI has projects in Ghana and after completing technical due diligence on the projects, the Buffalo board believes this to be a good addition to its growing portfolio of gold projects.

*Buffalo has a NI 43-101 compliant gold resource estimate for Mt. Kare of 18, 830 kt at 2.31 g/t Au for a total of 1.4 million ounces in the indicated category and 5,753 kt at 1.56 g/t Au for a total of 288,000 oz in the inferred category at a 1.0 g/t gold cut-off, as reported on June 21st 2007, verified by Snowden Mining Industry Consultants.

An overview of Buffalo’s activities follows:

Furtei Mine, Sardinia

Since its acquisition in November 2007, Buffalo has now poured over one thousand ounces of gold since at the Furtei Mine.  The Company is currently processing gold-pyrite ore from the Sa Perrima open pit at a rate of approximately 1000 tonnes per day for five days per week. The ore is processed using the CIL (Carbon in Leach) facility with doré bars poured on-site.   The current longer term plan sees underground development starting in the latter part of 2008, with production starting at the Su Coru (the Heart) deposit  ultimately at a mining rate of 60,000 – 70,000 oz of gold equivalent per year for several years.  The underground targets are mainly gold-copper mineralization from the sulphide mineral enargite and the ore would be processed using the flotation circuit at the Furtei mill.     Buffalo is in negotiations with potential purchasers of the concentrate and when a contract is secured will move to begin the full scale mining from open pits while continuing the feasibility study on the development of the underground ore bodies.

Mt. Kare Gold Project, Papua New Guinea

The Company is waiting for final government approval of its third exploration license application, EL 1575. This 100% owned exploration license is 222 square kilometres in size and sits adjacent to the western edge of the Mt. Kare joint venture license (EL 1093) where Buffalo has a 60% interest and is earning a further interest from Madison Minerals and (EL1427) which is 100% owned by Buffalo.  The new license is a strategic acquisition, as surface and geophysical work carried out to date indicates that significant geologic structures and anomalies are continuous onto this ground.  Buffalo’s now controls a total of 584 square kilometres of ground in three license blocks.

Aside from the surface work currently underway at the project, an IP survey is being conducted to test the southern extension of the Western Roscoelite Zone (WRZ) on EL 1093, which hosts the high grade zone of the Mt. Kare resource.  The company expects to receive results from this survey in the first quarter of 2008.

Surface sampling including stream sediments, soils, BLEGs and ridge and spur has been concentrated on the initial 18 targets recognized as higher priority.  The results have delineated several anomalous zones of silver, zinc, strontium and vanadium that will be followed up for possible drill targets. Any drilling would likely occur in the second half of the year once work is completed on all three licenses.

Australian Projects

Corridors Gold Project

Assay results have been received from the recent drilling program on the Langton and Dalton Tank tenements where Buffalo Gold is searching for high-grade multimillion ounce epithermal deposits similar to the Pajingo mine (held until recently by Newmont) and bulk-tonnage, medium-grade deposits like the historic Mt Leyshon mine.  Ninety RAB holes were drilled for a total of 2523 metres.  The holes tested numerous high priority targets beneath cover rocks based on a combination of surface soil/auger geochemistry, magnetics and FalconTM gravity signatures.  The drill line over the central geophysical and geochemical anomaly located a zone approximately 200 metres wide of anomalous gold. This includes two samples over 0.10ppm (the highest at 0.25ppm) with anomalous arsenic, lead and zinc.  Several other holes in the line also returned gold over 0.01ppm with elevated lead and zinc.  A follow-up program of reverse circulation drilling is being planned but field access to the area may be hindered for several months following the heavy rain that has resulted in regional flooding.

Croydon Gold Project

The Golden Gate and Oakland Park areas are centred on the historic Croydon Goldfield which produced over one million ounces of high-grade gold and silver. At Golden Gate, EPM15826 has been granted and a draft native title agreement has been received from the QLD Nth Lands Council for this tenement and EPM 159381 (Golden Gate).

The absence of drill rigs in Queensland has delayed drilling of this project but Buffalo is looking at the possibility of sharing a drill rig with Bondi Mining in the spring. Targets identified include down-dip extensions of the historically mined high-grade stopes and extensions of the main line of lode along strike to the north and east.

Cadarga Gold Project

A new exploration permit application has been submitted in the May Queen Goldfield of Queensland.  The permit comprises 236 square kilometres and lies approximately 90 kilometres southwest of the Mount Rawdon gold mine.  A number of known gold occurrences within the application have been drilled by previous explorers with best results including 1 metre @ 149 g/t gold, 1 metre @ 71.7 g/t gold and 4 metre @ 38.7 g/t gold less than 40 metres from surface.  Buffalo Gold has identified a number of targets in the magnetic data and beneath cover rocks which will be drill tested upon grant of title in 2008.

Key Investments

Kinbauri

Buffalo holds a 25.4% strategic interest in Kinbauri Gold Corp. (TSX-V: KNB) a Canadian mineral exploration company focused on the development of mineral properties, including the El Valle project in Northwestern Spain.  In November of last year Kinbauri released an updated resource estimate (See Buffalo news release November 28th, 2007.) which saw increases in both indicated and inferred resources, for a total of:

Measured and Indicated:

727,618 ounces gold (4,171,159 t at 5.4g Au/t) plus

84.8 million pounds copper (3,920,159 t at 1.0% Cu).

Inferred:

1,100,962 ounces gold (4,847,119 t at 7.1g Au/t)  plus

51.9 pounds copper (4,208,119 t at 0.6% Cu).

The company also announced for a subsequent 20,000 metres underground diamond drilling program at El Valle to occur between January 1st, 2008 and July 30th, 2008. This drilling will be an infill program designed to convert existing resources into reserves within Area 107 and the Black Skarn zone. These zones will be the focus of mining upon start-up of the mill at El Valle.   For more information on Kinbauri, please see the company website at www.kinbauri-gold.com

AMI Resources

As announced in Buffalo’s news release of January 21st, 2008, the Company has acquired a 22% interest in AMI Resources Inc. (TSX-V: AMU).   AMI is exploring for gold at its North Ashanti Project which straddles fifteen kilometres of the Ashanti Gold Belt, approximately twenty kilometres west of Newmont’s Akyem deposit and fifty kilometres northeast of AngloGold Ashanti’s Obuasi Mine.  AMI is currently embarked on a 3000 metre drill program at the project to test deep extensions of previously defined mineralization.  In the news release from February 5th, AMI reports intersections of 28.0 metres at 2.92 g/t gold and 10.0 metres of 1.22 g/t gold. Buffalo is pleased to add AMI to its portfolio of investments that offer the Company and its shareholders significant blue-sky potential to increase in both value and gold resources.  For more information on AMI, please see the company website, www.amiresources.com

Bondi Mining

In May of this year Buffalo announced that it would monetize it’s portfolio of uranium properties by spinning them off to Australian explorer Bondi Mining Ltd. (ASX: BOM) in exchange for a 40% interest in that company.  (See Buffalo news release dated May 17th 2007.)  This transaction was formalized at the Extraordinary General Meeting of Bondi Mining Ltd on November 12th, 2007, where the resolution was passed to issue 25,000,000 shares and grant 5,000,000 options to Buffalo Gold for its uranium portfolio.

Bondi has been working aggressively on the uranium project portfolio.  Field sampling and airborne geophysical surveying was completed at the Murphy Project in the Northern Territory during the last quarter of 2007. Track etch surveying highlighted 17 drill targets within the 7 priority areas chosen for ground surveying, and Bondi intends to carry out 10,000 metres of drilling in 2008,  with field activities commencing in March.

A detailed airborne magnetic and radiometric survey was completed at Mount Hogan project, resulting in the identification of two new uranium targets in addition to the existing drill target with a historical drill intersection of 7 metres at 0.38% U3O8.  The drill program has been delayed to early March 2008 however, due to flooding in the region.

Airborne magnetic and radiometric surveying was also completed at the North Maureen project. Again, however, the drill program has been delayed to March 2008 due to flooding in the area.  For more information on Bondi, please see the company website, www.bondimining.com.au.

Brian McEwen is the Qualified Person for Buffalo and has read and approved the contents of this news release.

On behalf of the Board of Directors of

BUFFALO GOLD LTD.

     “Brian McEwen”

_______________________________

Brian McEwen,

President and CEO

For further information please contact:

Julie Hajduk, Investor Relations

E-mail: julie@buffalogold.ca

Phone: 604.685.5492 or Tollfree: 1.888.685.5492

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THIS PRESS RELEASE

THIS PRESS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS, WHICH ARE BASED ON THE OPINIONS AND ESTIMATES OF MANAGEMENT AT THE DATE THE STATEMENTS ARE MADE, AND ARE SUBJECT TO A VARIETY OF RISKS AND UNCERTAINTIES AND OTHER FACTORS THAT COULD CAUSE ACTUAL EVENTS OR RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED. BUFFALO UNDERTAKES NO OBLIGATION TO UPDATE FORWARD-LOOKING STATEMENTS IF CIRCUMSTANCES OR MANAGEMENT'S ESTIMATES OR OPINIONS SHOULD CHANGE. THE READER IS CAUTIONED NOT TO PLACE UNDUE RELIANCE ON FORWARD-LOOKING STATEMENTS.

CAUTIONARY NOTE TO U.S. INVESTORS

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION ("SEC") PERMITS MINING COMPANIES, IN THEIR FILING WITH THE SEC, TO DISCLOSE ONLY THOSE MINERAL DEPOSITS THAT A COMPANY CAN ECONOMICALLY AND LEGALLY EXTRACT OR PRODUCE. WE USE CERTAIN TERMS IN THIS WEBSITE, SUCH AS "MINERAL RESOURCES," "MEASURED," "INDICATED," AND "INFERRED RESOURCES," THAT THE SEC GUIDELINES PROHIBIT US FROM INCLUDING IN OUR FILING WITH THE SEC. INVESTORS ARE URGED TO CONSIDER CLOSELY THE DISCLOSURE IN OUR FORM 20-F, FILE NO. 0-30150, AVAILABLE FROM US BY CONTACTING THE INVESTOR RELATIONS DEPARTMENT.

THIS NEWS RELEASE MAY CONTAIN INFORMATION ABOUT ADJACENT PROPERTIES ON WHICH WE HAVE NO RIGHT TO EXPLORE OR MINE. WE ADVISE U.S. INVESTORS THAT THE S.E.C.'S MINING GUIDELINES STRICTLY PROHIBIT INFORMATION OF THIS TYPE IN DOCUMENTS FILED WITH THE S.E.C. U.S. INVESTORS ARE CAUTIONED THAT MINERAL DEPOSITS ON ADJACENT PROPERTIES ARE NOT INDICATIVE OF MINERAL DEPOSITS ON OUR PROPERTIES.